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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
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                          For the Month of January 2005
                       News Release dated January 10, 2005
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
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              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F: Form 20-F         40-F     X
                                              ------        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:      Yes:          No:    X
                                           -------      -------

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[ID BIOMEDICAL LOGO]

FOR IMMEDIATE RELEASE


                   ID BIOMEDICAL ANNOUNCES THE BEGINNING OF A
            U.S. PHASE I CLINICAL TRIAL FOR PLAGUE VACCINE CANDIDATE


VANCOUVER, BC - JANUARY 10, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today the beginning of a phase I clinical trial for a recombinant injectable plague vaccine candidate. The project is headed by DVC LLC, with ID Biomedical serving as the manufacturing development partner. ID Biomedical began its collaboration with DVC in 2003 for the development of a subunit plague vaccine; the three contracts awarded to IDB include analytic and process development, and manufacturing activities related to producing the vaccine under current Good Manufacturing Practices (GMP). DVC is the prime systems contractor for the Department of Defense Joint Vaccine Acquisition Program (JVAP).

The open-label study will evaluate the safety, tolerability and immunogenicity of the vaccine candidate in healthy volunteers between the ages of 18 and 40. Testing is underway and will continue into 2005 at the University of Kentucky Chandler Medical Center in Lexington, Kentucky.

The plague vaccine candidate is designed to provide protection against the plague bacterium YERSINIA PESTIS, and was originally identified and developed by scientists working at the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID). Their work involved the identification of suitable protein antigens and the initial research of the processes used to assess the performance of the vaccine. Further development of the processes to produce and test the vaccine, as well as GMP manufacturing of the candidate antigen, was performed by ID Biomedical.

"We are delighted to participate in a project that has the potential to serve significant needs in the U.S. biodefense program. Our experience in subunit vaccine development, coupled with our proprietary manufacturing technology, has been critical to the initiation of this clinical trial. This project adds to our biodefense assets and is another positive step in the building of this business unit," said George Lowell, MD COL, USA (ret.), Chief Scientific Officer, Biodefense of ID Biomedical.


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                                                                              2.

ABOUT PLAGUE

The Plague is an infectious disease caused by the bacterium YERSINIA PESTIS. There have been over 150 recorded plague epidemics or pandemics. It is recognized as a major potential bioterrorism threat if it is spread in the air (aerosolized) because when the bacterium is inhaled into the lungs it causes an aggressive pneumonia that is nearly always fatal. Human to human infection occurs when a person with plague pneumonia coughs and spreads the bacteria into the air, which is then inhaled by others. Diagnosis of plague pneumonia is difficult because early symptoms are similar to the flu.

There is currently no licensed plague vaccine in the United States. The development of plague vaccines is addressed in the NIH's National Institute of Allergy and Infectious Diseases' Strategic Plan for Biodefense Research. Plague vaccine development is one of six priority research areas intended to accelerate the creation of new products to combat bioterrorism.

ABOUT DVC

DVC LLC, a CSC company, is a biopharmaceutical company dedicated to the development and licensure of safe and efficacious biodefense vaccines for the Department of Defense and civilian populations. As the prime systems contractor for the Joint Vaccine Acquisition Program, DVC engages the expertise of subcontractors, research centers and biologics development industry leaders.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.
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                                                                              3.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the closing of the loan transaction and the repurchase of the subscription receipts described herein, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

                                     - 30 -

For further information, please contact:

INVESTOR RELATIONS / MEDIA
Dean Linden                                               Michele Roy
(604) 431-9314                                            (450) 978-6313
dlinden@idbiomedical.com                                  mroy@idbiomedical.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation


                                  By: /s/ Anthony F. Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: January 10, 2005